Exhibit 99.A11
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                          Business Ethics and Conduct
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The successful business operation and reputation of Dixon Ticonderoga Company is built upon the principles of fair dealing and ethical conduct of our employees. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

The continued success of Dixon Ticonderoga Company is dependent upon our customers' trust and we are dedicated to preserving that trust. Employees owe a duty to Dixon Ticonderoga Company, its customers, and shareholders to act in a way that will merit the continued trust and confidence of the public.

Dixon Ticonderoga Company will comply with all applicable laws and regulations and expects its directors, officers, and employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any illegal, dishonest, or unethical conduct.

In general, the use of good judgment, based on high ethical principles, will guide you with respect to lines of acceptable conduct. If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with your immediate supervisor and, if necessary, with the Company's Human Resources Department for advice and consultation.

Compliance with this policy of business ethics and conduct is the responsibility of every Dixon Ticonderoga Company employee. Disregarding or failing to comply with this standard of business ethics and conduct could lead to disciplinary action, up to and including possible termination of employment.